SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 10, 2004

PetroKazakhstan Inc.

(Translation of registrant’s name into English)

140-4th Avenue SW #1460 Calgary Alberta Canada T2P 3N3

(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    Form 20-F ☐ Form 40-F ☒

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes ☐ No ☒

    If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, PetroKazakhstan Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 10, 2004
PetroKazakhstan Inc.

By:	/s/ Ihor Wasylkiw

Ihor Wasylkiw
Vice President Investor Relations